                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)
    [X]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                            EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

      [  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                           EXCHANGE ACT OF 1934

              For the transition period from ________ to _________

                          COMMISSION FILE NUMBER 1-12188


                            SODEXHO SAVINGS PLUS PLAN
                            -------------------------
                            (Full title of the plan)


    9801 WASHINGTONIAN BOULEVARD, GAITHERSBURG, MARYLAND            20878
    ----------------------------------------------------          ----------
                     (Address of the plan)                        (Zip Code)





                         SODEXHO MARRIOTT SERVICES, INC.
          ------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)


    9801 WASHINGTONIAN BOULEVARD, GAITHERSBURG, MARYLAND            20878
    ----------------------------------------------------          ----------
          (Address of principal executive offices)                (Zip Code)

FINANCIAL STATEMENTS AND EXHIBITS
---------------------------------

(a) Financial statements and supplemental schedules as of December 31, 1998 and 1997 and for the year ended December 31, 1998, prepared in accordance with financial reporting requirements of ERISA.

         Beginning at the next page of this document.

(b)      Exhibits

         The following exhibit is furnished to this Form 11-K:

         (23)     Consent of Independent Accountants


                                   SIGNATURES
                                   ----------

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                               SODEXHO SAVINGS PLUS PLAN





Date:    JUNE 29, 1999                         /s/LAWRENCE E. HYATT
         -------------                         --------------------------
                                               Lawrence E. Hyatt
                                               Senior Vice President and
                                                Chief Financial Officer
                                               Sodexho Marriott Services, Inc.

THE SODEXHO
SAVINGS PLUS PLAN
FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
DECEMBER  31, 1998


THE SODEXHO SAVINGS PLUS PLAN
TABLE OF CONTENTS TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
-------------------------------------------------------------------------------------------------------------------


Financial Statements:

     Report of Independent Accountants                                                                        1-2

     Statement of Net Assets Available for Benefits as of December 31, 1998 and 1997                           3

     Statement of Changes in Net Assets Available for Benefits (with
       Fund Information) for the year ended December 31, 1998                                                 4-5

     Notes to Financial Statements                                                                           6-10


Supplemental Schedules:*

     Schedule I  -   Schedule of Assets Held for Investment Purposes
                       as of December 31, 1998                                                               11-16

     Schedule II -   Schedule of Reportable Transactions for the year
                       ended December 31, 1998                                                                17

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

[PRICEWATERHOUSECOOPERS LLP LOGO]


                                                      PricewaterhouseCoopers LLP
                                                        1301 K Street, N.W. 800W
                                                       Washington, DC 20005-3333
                                                       Telephone  (202) 414 1000





                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of The Sodexho Savings Plus Plan

We have audited the accompanying statement of net assets available for benefits of the Sodexho Savings Plus Plan (the "Plan") as of December 31, 1998 and 1997 and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our report dated October 9, 1998, we were unable to, and did not, express an opinion on the 1997 financial statements because, at the instruction of the plan administrator, we did not perform any auditing procedures with respect to the information summarized in Note 3 to those financial statements. In conjunction with our audit of the 1998 financial statements, the plan administrator instructed us to perform, and we did perform, an audit of the 1997 financial statements in accordance with generally accepted auditing standards. Accordingly, we are now able to express an opinion on the 1997 financial statements.

In our opinion, the financial statements referred to in the first paragraph of this report present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

[PRICEWATERHOUSECOOPERS LLP LOGO]



To the Participants and Administrator of The Sodexho Savings Plus Plan
Page 2



Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transaction are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labors' Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. These supplemental schedules and the fund information are the responsibility of the Plan's management. The supplemental schedules and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP
Washington, D.C.
June 25, 1999


THE SODEXHO SAVINGS PLUS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
---------------------------------------------------------------------------------------------------------------------------------

                                              December 31, 1998                            December 31, 1997
                                        Non-participant   Participant                Non-participant  Participant
                                            Directed        Directed                    Directed         Directed
ASSETS                                  Profit Sharing        401(k)         Total   Profit Sharing        401(k)         Total
Investments, at fair value:
    U.S. Government and
     agency obligations                  $ 2,103,758   $        --      $ 2,103,758   $ 1,788,588   $        --      $ 1,788,588
    Corporate bonds                        3,201,628            --        3,201,628     2,914,620            --        2,914,620
    Common stocks and
     convertible issues                    8,861,722            --        8,861,722     7,638,699       800,556        8,439,255
    Bank pooled funds                        471,902            --          471,902       308,113            --          308,113
    Pooled separate accounts:
      CIGNA Lifetime 20 Fund                      --       122,216          122,216            --        39,781           39,781
      CIGNA Lifetime 30 Fund                      --       119,356          119,356            --        52,045           52,045
      CIGNA Lifetime 40 Fund                      --       124,707          124,707            --        56,931           56,931
      CIGNA Lifetime 50 Fund                      --        53,230           53,230            --        23,146           23,146
      CIGNA Lifetime 60 Fund                      --        50,744           50,744            --        23,747           23,747
      Fidelity Advisor Growth
       Opportunity Fund                           --    13,329,754       13,329,754            --    10,268,037       10,268,037
      Fidelity Contrafund                         --     7,800,012        7,800,012            --     5,168,832        5,168,832
      Fidelity Puritan Fund                       --     4,312,681        4,312,681            --     3,166,185        3,166,185
      Invesco Total Return Fund                   --     4,514,195        4,514,195            --     3,818,896        3,818,896
      Janus Worldwide Fund                        --       564,778          564,778            --        52,287           52,287
      Neuberger & Berman Guardian
       Trust Fund                                 --       122,491          122,491            --        39,757           39,757
      PBHG Growth Fund                            --       114,057          114,057            --        40,198           40,198
      SSGA Intermediate Bond Fund                 --        99,005           99,005            --        22,713           22,713
      Twentieth Century Ultra
       Investors Fund                             --     6,154,424        6,154,424            --     3,620,709        3,620,709
      Warburg Pincus International
       Equity Fund                                --        37,685           37,685            --         6,195            6,195
    Sodexho Marriott Services, Inc.
     common stock                                 --       173,282          173,282            --            --               --
    Participant loans                             --     2,377,829        2,377,829            --     1,723,359        1,723,359
    CIGNA Charter Guaranteed
     Income Fund                                  --    12,773,175       12,773,175            --    10,542,784       10,542,784
                                         -----------   -----------      -----------   -----------   -----------      -----------

      Total investments                   14,639,010    52,843,621       67,482,631    12,650,020    39,466,158       52,116,178
                                         -----------   -----------      -----------   -----------   -----------      -----------

Receivables:
    Employer contributions                        --       728,387          728,387            --       622,173          622,173
    Participants' contributions                   --       676,201          676,201            --       758,342          758,342
    Accrued investment income                 95,673            --           95,673        85,649            --           85,649
                                         -----------   -----------      -----------   -----------   -----------      -----------

      Total receivables                       95,673     1,404,588        1,500,261        85,649     1,380,515        1,466,164
                                         -----------   -----------      -----------   -----------   -----------      -----------
      Total assets                        14,734,683    54,248,209       68,982,892    12,735,669    40,846,673       53,582,342
                                         -----------   -----------      -----------   -----------   -----------      -----------

LIABILITIES
Excess contributions payable
 to participants                                  --            --               --         9,866            --            9,866
Accrued expenses                               2,000         2,000            4,000         2,000         2,000            4,000
                                         -----------   -----------      -----------   -----------   -----------      -----------

      Total liabilities                        2,000         2,000            4,000        11,866         2,000           13,866
                                         -----------   -----------      -----------   -----------   -----------      -----------

Net assets available for benefits        $14,732,683   $54,246,209      $68,978,892   $12,723,803   $40,844,673      $53,568,476
                                         ===========   ===========      ===========   ===========   ===========      ===========

   The accompanying notes are an integral part of these financial statements.


THE SODEXHO SAVINGS PLUS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
FOR THE YEAR ENDED DECEMBER 31, 1998
-----------------------------------------------------------------------------------------------------------------------------------

                                                                 Participant Directed
                             ------------------------------------------------------------------------------------------------------
                   Non-                                                       Fidelity
                Participant                                                    Advisor                           Invesco
                 Directed     CIGNA      CIGNA    CIGNA     CIGNA    CIGNA      Growth                Fidelity    Total      Janus
                  Profit     Lifetime  Lifetime  Lifetime  Lifetime Lifetime  Opportunity  Fidelity    Puritan    Return   Worldwide
                  Sharing    20 Fund    30 Fund  40 Fund   50 Fund  60 Fund      Fund     Contrafund    Fund       Fund      Fund

ADDITIONS
 TO NET
 ASSETS
 ATTRIBUTED
 TO
  Interest
   and
   dividends    $  429,619  $      -  $      -  $      -  $     -  $     -  $        -  $        -  $        -  $        - $      -
  Net
   appreci-
   ation in
   fair value
   of invest-
   ments         2,734,272    11,050    11,880    12,662    4,772    5,037   2,548,292   1,806,964     587,665     534,482   62,113
  Loan
   repayments        2,280     2,946     2,721       423       29       24     225,146     164,774     104,998      99,146   11,205
  Contributions:
   Employer        121,069    14,227     8,270     9,609    2,678    3,281     504,837     401,492     246,125     228,575   35,453
   Participant      10,491    49,914    34,021    32,385   10,777   14,534   1,444,805   1,229,551     772,050     662,103  143,909
   Rollover              -     6,459     3,793     6,512        -    1,227     116,134     118,423     106,548      14,805   23,256
                ----------- --------- --------- --------- -------- -------- ----------- ----------- ----------- ----------- --------

    Total
     additions   3,297,731    84,596    60,685    61,591   18,256   24,103   4,839,214   3,721,204   1,817,386   1,539,111  275,936
                ----------- --------- --------- --------- -------- -------- ----------- ----------- ----------- ----------- --------

DEDUCTIONS FROM
 NET ASSETS
 ATTRIBUTED TO
  Benefit
   payments     (1,200,372)   (4,946)   (3,849)   (3,593)  (8,431)    (191) (1,078,654)   (786,962)   (370,651)   (513,944) (23,875)
  Forfeitures         (468)     (561)   (1,489)     (476)       -        -     (24,407)    (22,999)    (12,735)    (13,795)    (919)
  Other
   expenses        (85,978)      (89)      (30)     (113)       -      (61)     (6,849)     (4,306)     (3,318)     (3,088)    (342)
  Net
   participant
   loans issued     (2,033)   (3,688)   (2,087)   (2,511)    (107)    (725)   (394,691)   (232,787)   (189,996)   (180,817) (13,619)
                ----------- --------- --------- --------- -------- -------- ----------- ----------- ----------- ----------- --------

    Total
     deductions (1,288,851)   (9,284)   (7,455)   (6,693)  (8,538)    (977) (1,504,601) (1,047,054)   (576,700)   (711,644) (38,755)
                ----------- --------- --------- --------- -------- -------- ----------- ----------- ----------- ----------- --------

Interfund
 transfers               -     7,123    14,081    12,878   20,366    3,871    (272,896)    (42,970)    (94,190)   (132,168) 275,310
                ----------- --------- --------- --------- -------- -------- ----------- ----------- ----------- ----------- --------

Net increase
 in net assets   2,008,880    82,435    67,311    67,776   30,084   26,997   3,061,717   2,631,180   1,146,496     695,299  512,491

NET ASSETS
 AVAILABLE
 FOR BENEFITS
  Beginning
   of year      12,723,803    39,781    52,045    56,931   23,146   23,747  10,268,037   5,168,832   3,166,185   3,818,896   52,287
                ----------- --------- --------- --------- -------- -------- ----------- ----------- ----------- ----------- --------

  End of year  $14,732,683  $122,216  $119,356  $124,707  $53,230  $50,744 $13,329,754  $7,800,012  $4,312,681  $4,514,195 $564,778
               ============ ========= ========= ========= ======== ======== =========== =========== =========== =========== ========


   The accompanying notes are an integral part of these financial statements.


THE SODEXHO SAVINGS PLUS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION) (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 1998
------------------------------------------------------------------------------------------------------------------------------------

                                                            PARTICIPANT DIRECTED                                             TOTAL
             ------------------------------------------------------------------------------------------------------------
                                       TWENTIETH  WARBURG  SODEXHO   CIGNA
           Neuberger           SSGA     Century   Pincus  MARRIOTT  CHARTER
           & Berman    PBHG    Inter-             Inter-             GUARAN-
           Guardian            mediate   Ultra   national SERVICES    TEED    PARTI-    401(K)                 TOTAL
            Trust     Growth   Bond    Investors  Equity   COMMON    INCOME   CIPANT    COMMON               PARTICIPANT
            Fund       Fund    Fund      Fund      Fund     STOCK     FUND    LOANS     STOCKS       OTHER    DIRECTED

ADDI-
 TIONS
 TO NET
 ASSETS
 ATTRI-
 BUTED
 TO
  Inter-
   est
   and
   divi-
   dends   $     - $      - $     -  $       - $     - $      - $   674,106 $        - $   9,385 $        - $   683,491 $ 1,113,110
  Net ap-
   preci-
   ation
   (depre-
   ciation)
   in fair
   value
   of in-
   vest-
   ments    (5,994)   2,795   3,571  1,462,030  (1,251)  (8,835)          -          -   101,576          -   7,138,809   9,873,081
  Loan
   repay-
   ments     6,655    6,055     115    128,494     275    1,626     271,499   (886,633)        -          -     139,498     141,778
  Contri-
   butions:
    Em-
     ploy-
     er     17,172   10,985   4,005    384,727   4,835      967     661,597          -      (603)   106,214   2,644,446   2,765,515
    Parti-
     cipant 62,490   53,572  19,846  1,096,863  18,381   10,674   1,811,882          -       (22)   (82,141)  7,385,594   7,396,085
    Roll-
     over      485    9,777     674    104,696     771    4,899     107,788          -         -          -     626,247     626,247
           -------- -------- ------- ---------- ------- -------- ----------- ---------- --------- ---------- ----------- -----------

    Total
     addi-
     tions  80,808   83,184  28,211  3,176,810  23,011    9,331   3,526,872   (886,633)  110,336     24,073  18,618,085  21,915,816
           -------- -------- ------- ---------- ------- -------- ----------- ---------- --------- ---------- ----------- -----------

DEDUCTIONS
 FROM NET
 ASSETS
 ATTRIBUTED
 TO
  Benefit
   payments (3,951)  (1,430)   (727)  (465,717) (1,170)       -  (1,425,388)         -  (100,274)         -  (4,793,753) (5,994,125)
  Forfei-
   tures      (277)    (162)    (49)   (22,926)   (101)       -     (44,091)         -      (591)         -    (145,578)   (146,046)
  Other
   expenses   (241)     (95)    (38)    (3,779)     (6)    (532)    (13,547)         -      (748)         -     (37,182)   (123,160)
  Net
   partici-
   pant
   loans
   issued  (21,220)  (4,414)   (691)  (189,774)   (154)  (1,783)   (534,805) 1,541,103    (7,270)         -    (240,036)   (242,069)
           -------- -------- ------- ---------- ------- -------- ----------- ---------- --------- ---------- ----------- -----------

    Total
     deduc-
     tions (25,689)  (6,101) (1,505)  (682,196) (1,431)  (2,315) (2,017,831) 1,541,103  (108,883)         -  (5,216,549) (6,505,400)
           -------- -------- ------- ---------- ------- -------- ----------- ---------- --------- ---------- ----------- -----------

Interfund
 transfers  27,615   (3,224) 49,586     39,101   9,910  166,266     721,350           - (802,009)         -           -           -
           -------- -------- ------- ---------- ------- -------- ----------- ---------- --------- ---------- ----------- -----------

Net in-
 crease
 (de-
 crease)
 in net
 assets     82,734   73,859  76,292  2,533,715  31,490  173,282   2,230,391    654,470  (800,556)    24,073  13,401,536  15,410,416

NET ASSETS
 AVAILABLE
 FOR BENE-
 FITS
  Begin-
   ning
   of year  39,757   40,198  22,713  3,620,709   6,195        -  10,542,784  1,723,359   800,556  1,378,515  40,844,673  53,568,476
           -------- -------- ------- ---------- ------- -------- ----------- ---------- --------- ---------- ----------- -----------

   End of
    year  $122,491 $114,057 $99,005 $6,154,424 $37,685 $173,282 $12,773,175 $2,377,829 $       - $1,402,588 $54,246,209 $68,978,892
          ======== ======== ======= ========== ======= ======== =========== ========== ========= ========== =========== ============

   The accompanying notes are an integral part of these financial statements.

THE SODEXHO SAVINGS PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1.       DESCRIPTION OF PLAN

         The following description of the Sodexho Savings Plus Plan (the "Plan") established September 1, 1990 and most recently as amended and restated on March 1, 1996, provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The amended and restated Plan is intended to continue to qualify as a profit-sharing plan and trust under Internal Revenue Code (the "Code") Sections 401(a) and Section 501(a), and the cash or deferred arrangement part of the Plan is intended to continue to qualify under Code Section 401(k).

         On March 27, 1998, the parent company of Sodexho USA, Sodexho Alliance S.A., combined its food service businesses in North America with the food service and facilities management business of Marriott International, Inc. into a separate public entity named "Sodexho Marriott Services, Inc." (the "Company").

         GENERAL
         The Plan is a defined contribution plan covering all full-time employees of the Company who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         CONTRIBUTIONS

         401(K)
         Each year participants may elect to contribute up to 16% of pretax annual compensation as defined in the Plan in multiples of one percentage subject to Internal Revenue Service limitations.

         The Company makes, at its discretion, matching contributions in an amount equal to 50% of a participant's elective contributions, but not to exceed 2% of the participant's eligible compensation subject to certain Internal Revenue Service limitations. The participant's must;
         (a) have made elective contributions during the year, (b) worked at least 1,000 hours during the year, and (c) be employed on the last day of the Plan year.

         PROFIT SHARING
         Prior to March 1, 1996, Company profit sharing contributions to the Plan were determined and invested at the discretion of the Board of Directors for each Plan year.

         Effective March 1, 1996, the profit sharing contribution was discontinued except that certain employees are still be eligible for a contribution of 2% of eligible Plan compensation, subject to the Company's discretion.

THE SODEXHO SAVINGS PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

         PARTICIPANT ACCOUNTS

         401(K)
         Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching contribution, (b) any increases or decreases in the value of the Plan's investments, (c) expenses and, (d) increases or decreases related to participant loan activity, if any. Forfeitures are used to reduce future employer contributions. The benefit to which a participant is entitled is that vested benefit that can be provided from the participant's account.

         PROFIT SHARING
         Each participant's account is credited with an allocation of (a) the Company's contribution, (b) any increases or decreases in the value of the Plan's investments and (c) forfeitures of terminated participants' nonvested accounts. Investment income or losses are allocated to participants' accounts in proportion to each participant's percentage interest in the entire account fund. Forfeitures are reallocated to participant accounts. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

         VESTING
         Participants are immediately vested in any balances related to amounts transferred in from other terminated employee retirement plans plus actual earnings thereon. Vesting in the remainder of their account is based on retirement or years of continuous service in accordance with the following schedule:


                                                   PERCENTAGE
                                                     VESTED

         Fewer than 3 years                              0 %
         3 years, but fewer than 4 years                60 %
         4 years, but fewer than 5 years                80 %
         5 or more years                               100 %



         INVESTMENT OPTIONS

         401(K)
         Assets are primarily invested in products sold by CG Life, an ultimate wholly-owned subsidiary of Connecticut General Life Insurance Company (CIGNA). Upon enrollment in the Plan, a participant may direct employee contributions in 10 percent increments in the following investment options:

         CIGNA Lifetime Funds - funds invest in units of separate accounts that invest in shares of registered investment companies. Each of the Lifetime Funds represents a balanced portfolio of bonds, stocks, and cash-equivalent instruments depending on progressive age groups, time horizons, and investment risk tolerance. The CIGNA Lifetime Funds sponsored by the Plan are as follows:

                  Lifetime - 20                      Lifetime - 50
                  Lifetime - 30                      Lifetime - 60
                  Lifetime - 40

THE SODEXHO SAVINGS PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


         Fidelity Advisor Growth Opportunity Fund - funds are invested in units of the CIGNA Fidelity Advisor Growth Opportunity account which in turn invests in the Fidelity Advisor Growth Opportunity Fund.

         Fidelity Contrafund - funds are invested in units of the CIGNA Fidelity Contrafund account which in turn invests in the Fidelity Contrafund.

         Fidelity Puritan Fund - funds are invested in units of the CIGNA Fidelity Puritan account which in turn invests in the Fidelity Puritan Fund.

         Invesco Total Return Fund - funds are invested in units of the CIGNA Invesco Total Return Account, which in turn invests in shares of the Invesco Total Return Fund.

         Janus Worldwide Fund - funds are invested in units of the CIGNA Janus Worldwide Fund which in turn invests in the Janus Worldwide Fund.

         Neuberger & Berman Guardian Trust Fund - funds are invested in units of the CIGNA Neuberger & Berman Guardian Trust Fund which in turn invests in the Neuberger & Berman Guardian Trust Fund.

         PBHG Growth Fund - funds are invested in units of the CIGNA PBHG Growth Fund which in turn invests in the PBHG Growth Fund.

         SSGA Intermediate Bond Fund - funds are invested in units of the CIGNA SSGA Intermediate Bond Fund which in turn invests in the SSGA Intermediate Bond Fund.

         Twentieth Century Ultra Investors Fund - funds are invested in units of the CIGNA Twentieth Century Ultra Investors Account which in turn invests in shares of the Twentieth Century Ultra Investors Fund.

         Warburg Pincus International Equity Fund - funds are invested in units of the CIGNA Warburg Pincus International Equity Fund which in turn invests in the Warburg Pincus International Equity Fund.

         CIGNA Charter Guaranteed Income Fund - funds are invested in the CIGNA Charter Guaranteed Income Fund which provides a guaranteed rate of return which is reset annually (See Note 3).

         Effective October 1, 1998, participants have the option of directing their 401(k) investments into Sodexho Marriott Services, Inc. common stock.

         The 401(k) Common Stock option represented former options of a plan that were previously merged into the Plan. Balances were transferred to the other options during 1998.

         PROFIT SHARING
         The profit sharing portion of the Plan is invested at the discretion of the investment advisor as appointed by an investment committee. Investments include: U.S. Government and agency obligations, corporate bonds, common stock and convertible issues, and bank pooled funds. State Street Bank and Trust Company ("SSBT") is the trustee for the profit sharing portion of the Plan.

THE SODEXHO SAVINGS PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


         PARTICIPANT LOANS
         Participants may borrow from their 401(k) fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested interest in their account. Loan terms can vary but cannot exceed 5 years unless the loan is being applied toward the purchase of a principal residence. The loans are evidenced by a note, are secured by the participant's vested interest in their account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably over a period not less frequently than quarterly through payroll deductions.

         PAYMENT OF BENEFITS
         On termination of service due to death, disability, retirement or other reasons, a participant will be paid in a lump-sum amount equal to the value of the participant's vested interest. In certain specified circumstances, a participant may elect to receive an annuity.


2.       SUMMARY OF ACCOUNTING POLICIES

         BASIS OF ACCOUNTING
         The financial statements of the Plan are prepared under the accrual basis of accounting.

         USE OF ESTIMATES
         The preparation of financial statements requires management to make certain estimates regarding the amounts and disclosures in the financial statements. Actual results could differ from those estimates.

         INVESTMENT VALUATION AND INCOME RECOGNITION
         The Plan's investments are stated at fair value. Bank pooled funds and general/pooled separate accounts are stated at net asset value per unit as reported by the bank or insurance company. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         EXPENSES
         All expenses incurred in the administration of the Plan are charged to and paid by the Plan, except for the audit fee which is charged to and paid by the Company.


3.       DEPOSITS WITH INSURANCE COMPANY

         The Plan participates in contracts with CG Life investments via the CIGNA Charter Guaranteed Income Fund. CG Life commingles the assets of this investment with other assets. For the Plan's investment in the CIGNA Charter Guaranteed Income Fund, the Plan is credited with interest at the rate specified in the contract which was 5.9% at December 31, 1998 and 1997. The CIGNA Charter Guaranteed Income Fund is included in the financial statements at fair value which, principally because of the periodic rate reset process, approximates contract value.

THE SODEXHO SAVINGS PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


4.       INVESTMENT INCOME BY INVESTMENT CLASS

         The profit sharing investments (including gains and losses on investments bought and sold during the year) appreciated in value by approximately $2,734,272 during the year ended December 31, 1998.

         NET APPRECIATION IN THE
           FAIR VALUE OF INVESTMENTS

           U.S. Government and agency obligations              $  84,794
           Corporate bonds                                        67,381
           Common stocks and convertible issues                2,582,097
                                                             ------------

                                                              $2,734,272
                                                             ============


5.       TAX STATUS

         The IRS has determined and informed the Company by a letter dated December 23, 1998, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate section of the Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.


6.       FORFEITURE ALLOCATION

         As of December 31, 1998 and 1997 unallocated forfeitures included in the Plan were approximately $96,380 and $155,905, respectively. Subsequent to each year-end the recordkeeper allocated the respective amount to the applicable participant accounts based on the Plan's terms.


7.       SUBSEQUENT EVENTS

         On January 1, 1999, the Plan was frozen and all participants were made participants in the Sodexho Marriott Services, Inc. 401(k) Employees Retirement Savings Plan and Trust.

         On April 9, 1999, the Plan was merged into the Sodexho Marriott Services, Inc. 401(k) Employees Retirement Savings Plan and Trust.


THE SODEXHO SAVINGS PLUS PLAN
ITEM 27A FORM 5500 - SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES
DECEMBER 31, 1998                                                                           SUPPLEMENTAL SCHEDULE I
-------------------------------------------------------------------------------------------------------------------------

                                                                        SHARES/                             CURRENT
                                                   DESCRIPTION         PRINCIPAL           COST              VALUE
IDENTITY OF ISSUE

U.S. GOVERNMENT AND AGENCY OBLIGATIONS

U.S. Treasury Notes                             5.875% 2/15/04
                                                DTD 2/15/94            $ 150,000       $   147,391        $   158,295

U.S. Treasury Notes                             7.25% 8/15/04
                                                DTD 8/15/94              150,000           152,695            168,705

U.S. Treasury Notes                             6.875% 5/15/06
                                                DTD 5/15/96              150,000           150,129            169,545

U.S. Treasury Notes                             6.625% 5/15/07
                                                DTD 5/15/97              200,000           201,469            224,940

U.S. Treasury Bonds                             7.25% 5/15/16
                                                DTD 5/15/86              125,000           126,133            151,638

U.S. Treasury Bonds                             6.50% 11/15/26
                                                DTD 11/15/96             125,000           123,809            145,475

Federal Home Loan Mtg. Corp.                    6.13% 8/19/99
                                                DTD 8/19/92              100,000           100,266            100,690

Tennessee Valley Authority                      6.375% 6/15/05
                                                DTD 6/20/95              125,000           123,428            132,188

Federal Nat'l Mtg. Assn. MTN                    6.625% 3/21/06
                                                DTD 3/21/96              200,000           199,494            216,880

Federal Nat'l Mtg. Assn. MTN                    6.42% 7/14/08
                                                Callable 2000            125,000           126,797            126,162

Tennessee Valley Authority                      6.25% 12/15/17
                                                DTD 12/15/97             200,000           202,472            202,760

Federal Home Loan Mtg. Corp.                    6.005% 7/28/28
                                                DTD 7/28/98              300,000           301,107            306,480
                                                                                    ---------------   ----------------

                                                                                         1,955,190          2,103,758
                                                                                    ---------------   ----------------


THE SODEXHO SAVINGS PLUS PLAN
ITEM 27A FORM 5500 - SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES (CONTINUED)
DECEMBER 31, 1998                                                                           SUPPLEMENTAL SCHEDULE I
----------------------------------------------------------------------------------------------------------------------

                                                                            SHARES/                          CURRENT
                                                     DESCRIPTION           PRINCIPAL         COST             VALUE
IDENTITY OF ISSUE

CORPORATE BONDS

BellSouth Telecommunications, Inc.               6.375% 6/1/28
                                                 DTD 6/4/98                $ 250,000      $  245,942       $  260,000

US West Communications Inc.                      6.625% 9/15/05
                                                 DTD 9/15/95                 100,000          97,156          107,391

AT&T Corp.                                       7.50% 6/1/06
                                                 DTD 6/1/94                  100,000          97,187          112,625

Ohio Power Co. MTN                               6.875% 6/1/03
                                                 Callable 1998               100,000         100,000          101,062

Baltimore Gas & Electric Co.                     6.125% 7/1/03
                                                 DTD 7/1/93                  100,000          86,828          102,594

Duke Energy Corp.                                6.25% 5/1/04
                                                 Callable 1998               125,000         124,801          126,406

WMX Technologies Inc.                            8.25% 11/15/99
                                                 DTD 11/28/94                100,000          99,904          101,969

Pepsico, Inc.                                    6.25% 9/1/99
                                                 DTD 9/1/92                  100,000          99,416          100,719

International Business Machines Corp.            6.375% 6/15/00
                                                 DTD 6/15/93                 100,000         100,098          101,250

Sears Roebuck Accep. Corp.                       6.70% 11/15/06
                                                 DTD 11/25/96                125,000         124,991          131,406

RJR Nabisco Inc.                                 7.625% 9/15/03
                                                 DTD 9/15/92                 100,000          98,100          100,000

General Motors Corp.                             7.10% 3/15/06
                                                 DTD 3/20/96                 100,000          99,186          108,656

Union Pacific Corp. (Callable 1/15/01)           6.125% 1/15/04
                                                 DTD 1/25/94                 100,000          99,270           99,672


THE SODEXHO SAVINGS PLUS PLAN
ITEM 27A FORM 5500 - SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES (CONTINUED)
DECEMBER 31, 1998                                                                           SUPPLEMENTAL SCHEDULE I
-----------------------------------------------------------------------------------------------------------------------

                                                                       SHARES/                             CURRENT
                                                  DESCRIPTION         PRINCIPAL           COST              VALUE
IDENTITY OF ISSUE

CORPORATE BONDS - (CONTINUED)

Keycorp                                        7.50% 6/15/06
                                               DTD 6/10/96            $ 100,000        $   99,121        $   109,828

Chase Manhattan Corp.                          6.375% 2/15/08
                                               DTD 2/11/98              200,000           198,894            206,969

Nations Bank Corp.                             7.25% 10/15/25
                                               DTD 10/23/95             100,000            97,065            108,656

Heller Financial Inc.                          5.625% 3/15/00
                                               DTD 9/20/93              100,000            98,476             99,484

Associates Corp. North America                 6.25% 9/15/00
                                               DTD 9/19/95              100,000           101,423            101,297

Ford Motor Cr. Corp.                           6.25% 11/8/00
                                               DTD 11/8/95              200,000           200,850            202,969

General Electric Cap Corp.                     8.375% 3/1/01            100,000            98,750            106,187

Ford Motor Cr. Corp.                           8.2% 2/15/02
                                               DTD 2/24/95              100,000            99,983            107,344

Norwest Financial Inc.                         7.00% 1/15/03
                                               DTD 1/24/93              150,000           150,450            151,500

General Motors Accept. Corp.                   6.625% 10/15/05
                                               DTD 10/15/95             100,000            99,604            102,375

Hydro Quebec Deb. Ser.                         7.375% 2/1/03
                                               DTD 2/3/93               125,000           116,511            132,988

Svenska Handelsbanken NY Sub.                  8.35% 7/15/04
                                               DTD 7/9/92               100,000           103,699            111,203

ABN Amro BKN V Chicago Brh.                    7.25% 5/31/05
                                               DTD 5/31/95              100,000           101,931            107,078
                                                                                   ---------------   ----------------

                                                                                        3,039,636          3,201,628
                                                                                   ---------------   ----------------


THE SODEXHO SAVINGS PLUS PLAN
ITEM 27A FORM 5500 - SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES (CONTINUED)
DECEMBER 31, 1998                                                                           SUPPLEMENTAL SCHEDULE I
----------------------------------------------------------------------------------------------------------------------

                                                                       SHARES/                           CURRENT
                                                                      PRINCIPAL         COST              VALUE
IDENTITY OF ISSUE

COMMON STOCK AND CONVERTIBLE ISSUES

CISCO Systems, Inc.                                                      3,750       $   197,188       $   348,047
MediaOne Group, Inc.                                                     3,000           140,190           141,000
Microsoft Corp.                                                          2,200            34,223           305,113
EMC Corp.                                                                2,000           117,120           170,000
Lucent Technologies Inc.                                                 1,900            33,432           208,881
Intel Corp.                                                              1,800            26,738           213,413
Applied Materials Inc.                                                   3,500           146,188           149,406
Dell Computer Corp.                                                      1,600            51,900           117,100
General Electric                                                         3,000           137,730           306,000
Illinois Tool Works Inc.                                                 3,300           135,049           191,400
Air Products & Chemical Inc.                                             4,800           153,468           192,000
Aptargroup Inc.                                                          6,600           122,494           185,213
Home Depot Inc.                                                          4,400            65,068           269,225
Staples Inc.                                                             7,000           100,150           305,813
WalMart Stores, Inc.                                                     3,000           170,387           244,313
Walt Disney Co.                                                          7,500           116,819           225,000
Pepsico Inc.                                                             3,000           105,191           122,625
Automatic Data Processing, Inc.                                          2,000            88,890           160,375
Procter & Gamble Co.                                                     2,700            97,250           246,544
Best Foods                                                               4,200            93,933           223,650
Sysco Corp.                                                              4,000            69,890           109,750
Carnival Corp.                                                           4,000           142,240           192,000
Philip Morris Co., Inc.                                                  3,000           132,565           160,500
Bristol Myers Squibb Co.                                                 2,500           159,389           334,531
Elan Plc. ADR                                                            2,000            93,352           139,875
Merck & Co. Inc.                                                         1,700            71,290           250,750
Pfizer, Inc.                                                             2,000           117,765           250,000
Air Touch Communications, Inc.                                           1,200            67,710            86,925
Johnson & Johnson                                                        1,500            76,605           125,812
Exxon Corp.                                                              2,300            68,061           168,187
Mobil Corp.                                                              3,000           213,673           261,375
Northern Trust Corp.                                                     3,600           143,468           314,325
BankAmerica Corp.                                                        2,000           116,350           120,250
Associates First Capital Corp.                                           6,000           182,222           254,250
Vodafone Group Plc. ADR                                                    600            18,679            96,675
Alltel Corp.                                                             4,300           139,401           257,194
First Union Corp.                                                        4,500           238,815           273,656
Halliburton Co.                                                          4,500            84,224           133,312


THE SODEXHO SAVINGS PLUS PLAN
ITEM 27A FORM 5500 - SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES (CONTINUED)
DECEMBER 31, 1998                                                                           SUPPLEMENTAL SCHEDULE I
----------------------------------------------------------------------------------------------------------------------

                                                                       SHARES/                           CURRENT
                                                                      PRINCIPAL          COST             VALUE
IDENTITY OF ISSUE

COMMON STOCK AND CONVERTIBLE ISSUES - (CONTINUED)

Wells Fargo & Co.                                                        7,000       $   176,275       $   279,562
T. Rowe Price & Assocs.                                                  2,000            67,250            68,500
American International Group Inc                                         1,800            29,977           173,925
Century Tel Enterprises, Inc.                                            4,000           166,075           270,000
MCI Worldcom, Inc.                                                       3,000           142,875           215,250
                                                                                  ---------------   ---------------

                                                                                       4,851,559         8,861,722
                                                                                  ---------------   ---------------

BANK POOLED FUNDS

State Street Daily Bond Market Fund*                                     9,195           150,000           150,211

State Street Short-Term Investment Fund for
  Employee Trusts*                                                     321,691           321,691           321,691
                                                                                  ---------------   ---------------

                                                                                         471,691           471,902
                                                                                  ---------------   ---------------

    TOTAL PROFIT SHARING                                                            $ 10,318,076      $ 14,639,010
                                                                                  ---------------   ---------------



*    Denotes party-in-interest.


THE SODEXHO SAVINGS PLUS PLAN
ITEM 27A FORM 5500 - SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES (CONTINUED)
DECEMBER 31, 1998                                                                           SUPPLEMENTAL SCHEDULE I
----------------------------------------------------------------------------------------------------------------------

                                                                          SHARES/                            CURRENT
                                                                         PRINCIPAL          COST              VALUE
IDENTITY OF ISSUE

COMMON STOCK

Sodexho Marriott Services, Inc.*                                             6,257      $    181,710      $    173,282
                                                                                        -------------     -------------

POOLED SEPARATE ACCOUNTS

CIGNA Lifetime 20 Fund*                                                      6,459           109,139           122,216
CIGNA Lifetime 30 Fund*                                                      6,348           104,695           119,356
CIGNA Lifetime 40 Fund*                                                      6,840           107,242           124,707
CIGNA Lifetime 50 Fund*                                                      2,991            46,775            53,230
CIGNA Lifetime 60 Fund*                                                      3,118            45,605            50,744
Fidelity Advisor Growth Opportunity Fund*                                  171,236         8,779,937        13,329,754
Fidelity Contrafund*                                                        95,816         5,244,834         7,800,012
Fidelity Puritan Fund*                                                     137,195         3,314,690         4,312,681
Invesco Total Return Fund*                                                 114,696         2,909,772         4,514,195
Janus Worldwide Fund*                                                       10,373           507,739           564,778
Neuberger & Berman Guardian Trust Fund*                                      6,249           122,714           122,491
PBHG Growth Fund*                                                            4,465           108,113           114,057
SSGA Intermediate Bond Fund*                                                 1,146            94,828            99,005
Twentieth Century Ultra Investors Fund*                                    114,736         4,372,629         6,154,424
Warburg Pincus International
  Equity Fund*                                                               1,605            38,685            37,685
                                                                                        -------------     -------------

                                                                                          25,907,397        37,519,335
                                                                                        -------------     -------------

CIGNA Charter Guaranteed Income Fund*            5.9% annual interest      430,355        12,773,175        12,773,175
                                                                                        -------------     -------------

Participant loans*                              8.25% annual interest      N/A             2,377,829         2,377,829
                                                                                        -------------     -------------

    TOTAL                                                                               $ 51,558,187      $ 67,482,631
                                                                                        =============     =============




*    Denotes party-in-interest.


THE SODEXHO SAVINGS PLUS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS* (ITEM 27D - FORM 5500)
YEAR ENDED DECEMBER 31, 1998                                                                SUPPLEMENTAL SCHEDULE II
------------------------------------------------------------------------------------------------------------------------------------

                                                                                      COST OF
                                                    COST OF          PROCEEDS          ASSETS           CURRENT         NET GAIN
DESCRIPTION OF ASSET                               PURCHASES        FROM SALES        DISPOSED           VALUE           (LOSS)

CIGNA Guaranteed Income Fund                       $ 4,527,363      $         -      $         -       $ 4,527,363      $        -

CIGNA Guaranteed Income Fund                                 -        2,971,079        2,971,079         2,971,079               -

Fidelity Contrafund                                  2,226,616                -                -         2,226,616               -

Fidelity Contrafund                                          -        1,484,155        1,148,934         1,484,155         335,221

Twentieth Century Ultra Investors Fund               2,006,460                -                -         2,006,460               -

Twentieth Century Ultra Investors Fund                       -          937,801          754,496           937,801         183,305

Fidelity Advisor Growth Opportunity Fund             2,648,814                -                -         2,648,814               -

Fidelity Advisor Growth Opportunity Fund                     -        2,135,494        1,561,862         2,135,494         573,632

Invesco Total Return Fund                            1,507,844                -                -         1,507,844               -

Invesco Total Return Fund                                    -        1,346,817        1,174,867         1,346,817         171,950

State Street Short-Term Investment
  Fund for Employee Trusts                           2,703,519                -                -         2,703,519               -

State Street Short-Term Investment
  Fund for Employee Trusts                                   -        1,327,318        1,327,347         1,327,318             (29)



* Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of December 31, 1997 as defined in
      Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

                                INDEX TO EXHIBITS
                                -----------------


EXHIBIT
NUMBER                     DESCRIPTION
-------                    -----------

  (23)            Consent of Independent Accountants

Exhibits omitted are not required or not applicable.